MISCOR GROUP, LTD.

800 Nave Road, SE

Massillon, Ohio 44646

December 21, 2012

VIA EDGAR – FORM RW

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MISCOR Group, Ltd.

Request to Withdraw Registration Statement on Form S-1

File No. 333-154649

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-154649), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on October 22, 2008, and has not become effective.

The Registrant is requesting to withdraw the Registration Statement on the grounds that the Registration Statement is out of date and more than nine months have elapsed since the Registration Statement was filed. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement. The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

It is our understanding that in accordance with Rule 477(b), this application for withdrawal of the Registration Statement will be deemed granted at the time this application is filed with the Commission unless, within 15 calendar days after such filing, the Commission notifies the Registrant that the application for withdrawal will not be granted.

The Registrant also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this matter, please call counsel to the Registrant, Molly Z. Brown, at 216-583-7240.

Very truly yours,

MISCOR GROUP, LTD.

By:	/s/ Michael P. Moore
Michael P. Moore
President and Chief Executive Officer